SCHEDULE D

Transactions in Securities

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	12/08/25	100	20.2000	2,020.00
Purchase of Common Stock	01/02/26	1,652	20.5000	33,866.00
Purchase of Common Stock	01/05/26	500	20.5000	10,250.00
Purchase of Common Stock	01/09/26	500	20.5000	10,250.00
Purchase of Common Stock	01/13/26	300	20.5000	6,150.00